Channell Commercial Corporation

26040 Ynez Road
Temecula, California  92591

December 20, 2007

Mr. Andrew Mew

Senior Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3720

Washington D.C. 20549

Re:	Request for Extension

Dear Mr. Mew:

This request relates to the letter (the “Letter”) to Channell Commercial Corporation (the “Company”) from the Staff, dated December 17, 2007.  In accordance with the discussions between you and our legal counsel of December 19, 2007, the Company hereby respectfully requests an extension of the deadline for response to the Letter from January 2, 2008 to January 16, 2008.  As discussed, the Company needs the additional time requested in order to gather the information necessary to enable it to respond to the Letter.

If you have any questions regarding this request, please do not hesitate to telephone the undersigned at (951) 719-2600.

Very truly yours,

CHANNNELL COMMERCIAL CORPORATION

By:	/s/ Patrick E. McCready
Patrick E. McCready
Chief Financial Officer